As filed with the SEC on            .               Registration No.
                        ------------                                 -----------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2
                                --------------

                            PRUCO LIFE OF NEW JERSEY
                          VARIABLE APPRECIABLE ACCOUNT
                             (Exact Name of Trust)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              (Name of Depositor)

                             213 Washington Street
                         Newark, New Jersey 07102-2992
                                 (800) 286-7754
         (Address and telephone number of principal executive offices)
                                --------------

                               Thomas C. Castano
                              Assistant Secretary
                   Pruco Life Insurance Company of New Jersey
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                    (Name and address of agent for service)

                                    Copy to:
                               Jeffrey C. Martin
                                 Shea & Gardner
                        1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036
                                --------------

Variable Universal Life Insurance Contracts Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities. (Title and amount of securities being registered, and proposed maximum aggregate offering price).

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                             CROSS REFERENCE SHEET
                          (as required by Form N-B-2)

    N-B-2 Item Number                 Location
    -----------------                 --------

           1.                         Cover Page

           2.                         Cover Page

           3.                         Not Applicable

           4.                         Sale of the Contracts and Sales
                                      Commissions

           5.                         Pruco Life of New Jersey Variable
                                      Appreciable Account

           6.                         Pruco Life of New Jersey Variable
                                      Appreciable Account

           7.                         Not Applicable

           8.                         Not Applicable

           9.                         Litigation and Regulatory Proceedings

           10.                        Introduction and Summary; Voting Rights;
                                      Charges and Expenses; Short-Term
                                      Cancellation Right or "Free Look"; Types of Death Benefit; Changing the Type of Death Benefit; Riders; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing; How a Contract's Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary; Cash Surrender of a Contract; Withdrawals; Lapse and Reinstatement; Decreases in Basic Insurance Amount; When Proceeds are Paid; Contract Loans; Other General Contract Provisions; Substitution of Series Fund Shares

           11. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account

           12. Cover Page; Introduction and Summary; The Prudential Series Fund, Inc.; Sale of the Contract and Sales Commissions

           13. Introduction and Summary; The Prudential Series Fund, Inc.; Charges and Expenses; Premiums; Allocation of Premiums; Sale of the Contract and Sales Commissions

           14. Introduction and Summary; Detailed Information for Prospective Contract Owners

           15.                        Introduction and Summary; Premiums;
                                      Allocation of Premiums; Transfers; Dollar
                                      Cost Averaging; Auto-Rebalancing

           16.                        Introduction and Summary; Detailed
                                      Information for Contract Owners

    N-B-2 Item Number                 Location
    -----------------                 --------

           17.                        When Proceeds are Paid

           18.                        Pruco Life of New Jersey Variable
                                      Appreciable Account

           19.                        Reports to Contract Owners

           20.                        Not Applicable

           21.                        Contract Loans

           22.                        Not Applicable

           23.                        Not Applicable

           24.                        Other General Contract Provisions

           25.                        Pruco Life Insurance Company of New Jersey

           26. Introduction and Summary; The Prudential Series Fund, Inc.; Charges and Expenses

           27. Pruco Life Insurance Company of New Jersey; The Prudential Series Fund, Inc.

           28.                        Pruco Life Insurance Company of New
                                      Jersey; Directors and Officers

           29.                        Pruco Life Insurance Company of New Jersey

           30.                        Not Applicable

           31.                        Not Applicable

           32.                        Not Applicable

           33.                        Not Applicable

           34.                        Not Applicable

           35.                        Pruco Life Insurance Company of New Jersey

           36.                        Not Applicable

           37.                        Not Applicable

           38.                        Sale of the Contract and Sales Commissions

           39.                        Sale of the Contract and Sales Commissions

           40.                        Not Applicable

           41.                        Sale of the Contract and Sales Commissions

           42.                        Not Applicable

           43.                        Not Applicable

    N-B-2 Item Number                 Location
    -----------------                 --------

           44. Introduction and Summary; The Prudential Series Fund, Inc.; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary

           45.                        Not Applicable

           46. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account; The Prudential Series Fund, Inc.

           47. Pruco Life of New Jersey Variable Appreciable Account; The Prudential Series Fund, Inc.

           48.                        Not Applicable

           49.                        Not Applicable

           50.                        Not Applicable

           51.                        Not Applicable

           52.                        Substitution of Series Fund Shares

           53.                        Tax Treatment of Contract Benefits

           54.                        Not Applicable

           55.                        Not Applicable

           56.                        Not Applicable

           57.                        Not Applicable

           58.                        Not Applicable

           59. Financial Statements: Financial Statements of the Pruco Life of New Jersey Variable Appreciable Account; Financial Statements of Pruco Life Insurance Company of New Jersey

                            PruLife Custom Premier
                       Variable Universal Life Insurance

                                  PROSPECTUS

                           Pruco Life of New Jersey
                         Variable Appreciable Account


                               February 12, 2001



                  Pruco Life Insurance Company of New Jersey

PROSPECTUS
February 12, 2001
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

PruLife Custom Premier

This prospectus describes an individual flexible premium variable universal life insurance contract (the "Contract") offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey," "us," "we," or "our"). Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract provides life insurance coverage with flexible premium payments, a variety of investment options, and three types of death benefit options. The Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 17.

You may choose to invest your Contract's premiums and its earnings in one or more of 16 available variable investment options of the Pruco Life of New Jersey Variable Appreciable Account (the "Account"), each of which invests in one of the following portfolios of The Prudential Series Fund, Inc. ("Series Fund"):

o  Diversified Bond Portfolio                 o  SP Alliance Technology Portfolio
o  Equity Portfolio                           o  SP Davis Value Portfolio
o  High Yield Bond Portfolio                  o  SP Deutsche International Equity Portfolio
o  Money Market Portfolio                     o  SP INVESCO Small Company Growth Portfolio
o  Prudential Jennison Portfolio              o  SP MFS Capital Opportunities Portfolio
o  Stock Index Portfolio                      o  SP MFS Mid-Cap Growth Portfolio
o  SP AIM Aggressive Growth Portfolio         o  SP Prudential U.S. Emerging Growth Portfolio
o  SP Alliance Large Cap Growth Portfolio     o  SP Small/Mid Cap Value Portfolio

For a detailed list of the 16 available Series Fund portfolios, their investment objectives, and investment advisers, see The Prudential Series Fund, Inc., page 7.

You may also choose to invest your Contract's premiums and its earnings in the fixed-rate option which pays a guaranteed interest rate. See The Fixed-Rate Option, page 9.

This prospectus describes the Contract generally and the Pruco Life of New Jersey Variable Appreciable Account (the "Account"). The attached prospectus for the Series Fund and the Series Fund's statement of additional information describes the investment objectives and the risks of investing in the Series Fund portfolios. Pruco Life of New Jersey may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Contract may be purchased through registered representatives located in banks and other financial institutions. An investment in the Contract is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental agency and may lose value. An investment is also not a condition to the provision or term of any banking service or activity. The participating bank is not a registered broker-dealer and is not affiliated with Pruco Securities Corporation.

                  Pruco Life Insurance Company of New Jersey
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                           Telephone: (800) 778-2255

                                                        PROSPECTUS CONTENTS

                                                                                                                               Page
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS............................................................................1

INTRODUCTION AND SUMMARY........................................................................................................2
   Brief Description of the Contract............................................................................................2
   Charges......................................................................................................................2
   Types of Death Benefit.......................................................................................................5
   Life Insurance Definitional Tests............................................................................................5
   Premium Payments.............................................................................................................5
   Refund.......................................................................................................................5

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE
ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.......................................................6
   Pruco Life Insurance Company of New Jersey...................................................................................6
   The Pruco Life of New Jersey Variable Appreciable Account....................................................................6
   The Prudential Series Fund, Inc..............................................................................................7
   Voting Rights................................................................................................................9
   The Fixed-Rate Option........................................................................................................9
   Which Investment Option Should Be Selected?.................................................................................10

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS...........................................................................11
   Charges and Expenses........................................................................................................11
   Allocated Charges...........................................................................................................14
   Requirements for Issuance of a Contract.....................................................................................14
   Short-Term Cancellation Right or "Free-Look"................................................................................15
   Types of Death Benefit......................................................................................................15
   Changing the Type of Death Benefit..........................................................................................16
   Riders......................................................................................................................17
   Contract Date...............................................................................................................18
   Premiums....................................................................................................................18
   Allocation of Premiums......................................................................................................20
   Death Benefit Guarantee.....................................................................................................20
   Transfers...................................................................................................................22
   Dollar Cost Averaging.......................................................................................................22
   Auto-Rebalancing............................................................................................................23
   How a Contract's Cash Surrender Value Will Vary.............................................................................23
   How a Type A (Fixed) Contract's Death Benefit Will Vary.....................................................................23
   How a Type B (Variable) Contract's Death Benefit Will Vary..................................................................24
   How a Type C (Return of Premium) Contract's Death Benefit Will Vary.........................................................25
   Surrender of a Contract.....................................................................................................26
   Withdrawals.................................................................................................................26
   Lapse and Reinstatement.....................................................................................................27
   Increases in Basic Insurance Amount.........................................................................................27
   Decreases in Basic Insurance Amount.........................................................................................28
   When Proceeds Are Paid......................................................................................................29
   Living Needs Benefit........................................................................................................29
   Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums............................................30
   Contract Loans..............................................................................................................32
   Tax Treatment of Contract Benefits..........................................................................................33
   Legal Considerations Relating to Sex-Distinct Premiums and Benefits.........................................................35
   Other General Contract Provisions...........................................................................................35
   Substitution of Series Fund Shares..........................................................................................35
   Reports to Contract Owners..................................................................................................36
   Sale of the Contract and Sales Commissions..................................................................................36

   State Regulation............................................................................................................36
   Experts.....................................................................................................................37
   Litigation and Regulatory Proceedings.......................................................................................37
   Additional Information......................................................................................................37
   Financial Statements........................................................................................................38

DIRECTORS AND OFFICERS.........................................................................................................39

FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT..A1

FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY............................................................B1

             DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS


Accumulated Net Payments -- The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

attained age -- The insured's age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount -- The amount of life insurance as shown in the Contract. Also referred to as "face amount."

cash surrender value -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge. Also referred to in the Contract as "Net Cash Value."

Contract -- The variable universal life insurance policy described in this prospectus.

Contract anniversary -- The same date as the Contract date in each later year.

Contract date -- The date the Contract is effective, as specified in the Contract.

Contract debt -- The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options and the fixed-rate option, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner -- You. Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract year -- A year that starts on the Contract date or on a Contract anniversary. For any coverage segment representing an increase, "Contract year" is a year that starts on the effective date of the increase (referred to as "Target year" in the Contract). See Increases in Basic Insurance Amount, page 27.

death benefit -- If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

fixed-rate option -- An investment option under which interest is accrued daily at a rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 4%.

The Prudential Series Fund, Inc. -- A mutual fund with separate portfolios. One or more of the available Series Fund portfolios may be chosen as an underlying investment for the Contract.

Death Benefit Guarantee -- Sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans. See Death Benefit Guarantee, page 20.

Monthly date -- The Contract date and the same date in each subsequent month.

Pruco Life Insurance Company of New Jersey -- Us, we, our, Pruco Life of New Jersey. The company offering the Contract.

separate account --"Amounts under the Contract that are allocated to the variable investment options are held by us in a separate account called the Pruco Life of New Jersey Variable Appreciable Account (the "Account"). The separate account is set apart from all of the general assets of Pruco Life Insurance Company of New Jersey.

valuation period -- The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Series Fund are calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

variable investment options -- The 16 available subaccounts of the Pruco Life of New Jersey Variable Appreciable Account. Each subaccount invests in a portfolio of the Series Fund with the same name.

you -- The owner of the Contract.

                           INTRODUCTION AND SUMMARY

This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract.

Brief Description of the Contract

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every day. The chart on the following page describes how the value of your Contract Fund changes.

A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. You may invest premiums in one or more of the 16 available variable investment options or in the fixed-rate option. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options you have selected. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 17.

Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See Which Investment Option Should Be Selected?, page 10. If you select the fixed-rate option, Pruco Life of New Jersey credits your account with a declared rate of interest but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%. Variable life insurance contracts are unsuitable as short-term savings vehicles.

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing contract can be protected by purchasing additional insurance or a supplemental contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a qualified tax adviser.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus and in the prospectuses and statements of additional information for the Series Fund.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

Charges

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses.

The maximum charges shown in the following chart, as well as the lower current charges, are fully described under Charges and Expenses, page 11.

                 ---------------------------------------------
                                Premium Payment
                 ---------------------------------------------

        --------------------------------------------------------------
            o less a charge of up to 7.5% of the premiums paid for taxes attributable to premiums.
            o  less a charge for sales expenses of up to 6% of the
               premiums paid.
        --------------------------------------------------------------

     --------------------------------------------------------------------
                            Invested Premium Amount

       To be invested in one or a combination of:
          o  16 investment portfolios of the Series Fund
          o  The fixed-rate option
     --------------------------------------------------------------------

  --------------------------------------------------------------------------
                                 Contract Fund

   On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.
  --------------------------------------------------------------------------

--------------------------------------------------------------------------------
            Pruco Life of New Jersey adjusts the Contract Fund for:

o  Addition of any new invested premium amounts.
o Addition of any increase due to investment results of the chosen variable investment options.
o Addition of guaranteed interest at an effective annual rate of 4% (plus any excess interest if applicable) on the portion of the Contract Fund allocated to the fixed-rate option.
o Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.10% or 5%.) See Contract Loans, page 32.
o Subtraction of any decrease due to investment results of the chosen variable investment options.
o  Subtraction of any amount withdrawn.
o  Subtraction of the charges listed below, as applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 Daily Charges

o Management fees and expenses are deducted from the Series Fund assets. See Underlying Portfolio Expenses chart, below.
o We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.45%, from the assets in the variable investment options.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                Monthly Charges

o We reduce the Contract Fund by a monthly administrative charge of up to $20 for the first two Contract years, $10 thereafter; plus an amount per $1,000 of the basic insurance amount for the first five Contract years, zero thereafter. The amount per $1,000 varies by sex, issue age and rating class of the insured.
o For each coverage segment representing an increase in basic insurance amount, we will deduct up to $12 per segment from the Contract Fund for the first two years of the segment, zero thereafter; plus an amount per $1,000 of the coverage segment amount for the first five Contract years, zero thereafter. The amount per $1,000 varies by the insured's age at the time of the increase, sex, and rating class. See Increases in Basic Insurance Amount, page 27.
o  We deduct a cost of insurance ("COI") charge.
o  If the Contract includes riders, we deduct rider charges from the Contract
   Fund.
o  If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
--------------------------------------------------------------------------------

 ----------------------------------------------------------------------------
                          Possible Additional Charges

  o We will charge a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge period is shorter for Contracts issued to insureds over age 55.
  o  We will assess an administrative charge of up to $25 for any withdrawals.
  o We will assess an administrative charge of up to $25 for each transfer exceeding 12 in any Contract year.
  o We may assess an administrative charge of up to $25 for any change in basic insurance amount.
  o We may assess an administrative charge of up to $25 for any change in the Target Term Rider coverage amount. See Riders, page 17.
 ----------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                     Underlying Portfolio Expenses
-------------------------------------------------------------------------------------------------------
                                                                              Total
                                                Investment      Other      Contractual    Total Actual
The Prudential Series Fund, Inc. Portfolios    Advisory Fee   Expenses      Expenses       Expenses*
-------------------------------------------------------------------------------------------------------
Diversified Bond Portfolio                         0.40%        0.03%         0.43%          0.43%
-------------------------------------------------------------------------------------------------------
Equity Portfolio                                   0.45%        0.02%         0.47%          0.47%
-------------------------------------------------------------------------------------------------------
High Yield Bond Portfolio                          0.55%        0.05%         0.60%          0.60%
-------------------------------------------------------------------------------------------------------
Money Market Portfolio                             0.40%        0.02%         0.42%          0.42%
-------------------------------------------------------------------------------------------------------
Prudential Jennison Portfolio                      0.60%        0.03%         0.63%          0.63%
-------------------------------------------------------------------------------------------------------
Stock Index Portfolio                              0.35%        0.04%         0.39%          0.39%
-------------------------------------------------------------------------------------------------------
SP AIM Aggressive Growth Portfolio                 0.95%        0.50%         1.45%          1.07%
-------------------------------------------------------------------------------------------------------
SP Alliance Large Cap Growth Portfolio             0.90%        0.30%         1.20%          1.10%
-------------------------------------------------------------------------------------------------------
SP Alliance Technology Portfolio                   1.15%        0.47%         1.62%          1.30%
-------------------------------------------------------------------------------------------------------
SP Davis Value Portfolio                           0.75%        0.31%         1.06%          0.83%
-------------------------------------------------------------------------------------------------------
SP Deutsche International Equity Portfolio         0.90%        0.77%         1.67%          1.10%
-------------------------------------------------------------------------------------------------------
SP INVESCO Small Company Growth Portfolio          0.95%        0.59%         1.54%          1.15%
-------------------------------------------------------------------------------------------------------
SP MFS Capital Opportunities Portfolio             0.75%        0.39%         1.14%          1.00%
-------------------------------------------------------------------------------------------------------
SP MFS Mid-Cap Growth Portfolio                    0.80%        0.52%         1.32%          1.00%
-------------------------------------------------------------------------------------------------------
SP Prudential U.S. Emerging Growth Portfolio       0.60%        0.52%         1.12%          0.90%
-------------------------------------------------------------------------------------------------------
SP Small/Mid Cap Value Portfolio                   0.90%        0.68%         1.58%          1.05%
-------------------------------------------------------------------------------------------------------
* Reflects fee waivers and reimbursement of expenses, if any.
-------------------------------------------------------------------------------------------------------

Types of Death Benefit

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals. You may change your Contract's death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. See Types of Death Benefit, page 15 and Changing the Type of Death Benefit, page 16.

Life Insurance Definitional Tests

In order to qualify as life insurance for Federal tax purposes, the Contract must adhere to the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. For more information, see Tax Treatment of Contract Benefits, page 33.

Premium Payments

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the accumulated premiums you pay are high enough and there is no Contract debt, Pruco Life of New Jersey guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract's death benefit type and the definition of life insurance test selected at issue. See Premiums, page 18, Death Benefit Guarantee, page 20 and Lapse and Reinstatement, page 27.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Pruco Life of New Jersey representative when you apply for the Contract. See Premiums, page 18.

Refund

For a limited time, you may return your Contract for a refund in accordance with the terms of its "Free-Look" provision. See Short-Term Cancellation Right or "Free-Look," page 15.

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, THE PRUCO
       LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT, AND THE VARIABLE
                INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the states of New Jersey and New York. These Contracts are not offered in any state where the necessary approvals have not been obtained. Pruco Life of New Jersey's financial statements begin on page B1 and should be considered only as bearing upon Pruco Life of New Jersey's ability to meet its obligations under the Contracts.

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization". On February 10, 1998, Prudential's Board of Directors authorized management to take preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval. Prudential is working toward completing this process in 2001 and currently expects adoption by the Board of Directors to take place in the latter part of 2000. However, there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans.

The plan of reorganization, which has not been fully developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Generally the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including types, amounts and issue years of the policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, provided that their policies were in force on the date Prudential's Board of Directors adopted a plan of reorganization, while mutual fund customers and customers of Prudential's subsidiaries (such as the Pruco Life insurance companies) would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contractholders of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.

The Pruco Life of New Jersey Variable Appreciable Account

We have established a separate account, the Pruco Life of New Jersey Variable Appreciable Account (the "Account") to hold the assets that are associated with the Contracts. The Account was established on January 13, 1984 under New Jersey law and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life of New Jersey's other assets.

Pruco Life of New Jersey is the legal owner of the assets in the Account. Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life of New Jersey conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges Pruco Life of New Jersey makes against the Account. From time to time these additional assets will be transferred to Pruco Life of New Jersey's general account. Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life of New Jersey.

Currently, you may invest in one or a combination of 16 available variable investment options. When you choose a variable investment option, we purchase shares of the Series Fund portfolio which is held as an investment for that option. We hold these shares in the separate account. Pruco Life of New Jersey may add additional variable investment options in the future. The Account's financial statements begin on page A1.

The Prudential Series Fund, Inc.

Listed below are the Series Fund portfolios in which the variable investment options invest, their investment objectives, and investment advisers.

The Series Fund has a separate prospectus that is provided with this prospectus. You should read the Series Fund prospectus before you decide to allocate assets to a variable investment option using its corresponding Series Fund portfolio. There is no assurance that the investment objectives of the portfolios will be met.

o Diversified Bond Portfolio: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio invests primarily in higher grade debt obligations and high quality money market investments.

o Equity Portfolio: The investment objective is capital appreciation. The Portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

o High Yield Bond Portfolio: The investment objective is a high total return. The Portfolio invests primarily in high yield/high risk debt securities.

o Money Market Portfolio: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term debt obligations that mature in 13 months or less.

o Prudential Jennison Portfolio: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in equity securities of major established corporations that offer above-average growth prospects.

o Stock Index Portfolio: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Stock Index ("S&P 500").

o SP AIM Aggressive Growth Portfolio: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in securities of companies whose earnings the portfolio managers expect to grow more than 15% per year.

o SP Alliance Large Cap Growth Portfolio: The investment objective is growth of capital by pursuing aggressive investment policies. The Portfolio invests primarily in equity securities of a limited number of large, carefully selected, high-quality U.S. Companies that are judged likely to achieve superior earnings growth.

o SP Alliance Technology Portfolio: The investment objective is growth of capital and invests for capital appreciation. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e. companies that use technology extensively in the development of new or improved products or processes).

o SP Davis Value Portfolio: The investment objective is growth of capital. The Portfolio invests primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

o SP Deutsche International Equity Portfolio: The investment objective is long-term capital appreciation. The Portfolio invests primarily in the stocks and other securities with equity characteristics of companies in developed countries outside the United States.

o SP INVESCO Small Company Growth Portfolio: The investment objective is long-term capital growth. The Portfolio invests primarily in the stocks of small companies with market capitalizations under $2 billion at the time of purchase.

o SP MFS Capital Opportunities Portfolio: The investment objective is capital appreciation. The Portfolio invests primarily in stocks, convertible securities and depository receipts of companies in both the United States and in foreign countries, which the portfolio managers believe have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

o SP MFS Mid-Cap Growth Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in stocks, convertible securities and depository receipts of companies with medium market capitalizations, which the Portfolio's portfolio managers believe have above-average growth potential.

o SP Prudential U.S. Emerging Growth Portfolio: The investment objective is long-term capital appreciation. The Portfolio seeks investments whose price will increase over several years. The Portfolio invests primarily in stocks of small and medium-sized U.S. companies with potential for above-average growth.

o SP Small/Mid Cap Value Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks of companies with small to medium market capitalizations.

Prudential is the overall investment adviser to the Diversified Bond Portfolio, Equity Portfolio, High Yield Bond Portfolio, Money Market Portfolio, Prudential Jennison Portfolio, and the Stock Index Portfolio. Prudential's principal business address is 751 Broad Street, Newark, NJ 07102-3777.

Jennison Associates LLC ("Jennison"), a wholly-owned subsidiary of Prudential, serves as subadviser to the Equity Portfolio, Prudential Jennison Portfolio, and the SP Prudential U.S. Emerging Growth Portfolio. Jennison's principal business address is 466 Lexington Avenue, New York, NY 10017.

Prudential Investment Corporation ("PIC"), also a wholly-owned subsidiary of Prudential, serves as subadviser to the Stock Index Portfolio and the Money Market Portfolio. PIC's business address is 751 Broad Street, Newark, NJ 07102.

Prudential Investments Fund Management LLC ("PIFM"), subsidiary of Prudential, is the investment adviser to the SP AIM Aggressive Growth Portfolio, SP Alliance Large Cap Growth Portfolio, SP Alliance Technology Portfolio, SP Davis Value Portfolio, SP Deutsche International Equity Portfolio, SP INVESCO Small Company Growth Portfolio, SP MFS Capital Opportunities Portfolio, SP MFS Mid-Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, and the SP Small/Mid Cap Value Portfolio. PIFM's business address is 100 Mulberry Street, Newark, NJ 07102.

A I M Capital Management, Inc. ("A I M Capital") serves as the sub-adviser to the SP AIM Aggressive Growth Portfolio. A I M Capital's principal business address is 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

Alliance Capital Management, L.P. ("Alliance") serves as the sub-adviser to the SP Alliance Large Cap Growth Portfolio and the SP Alliance Technology Portfolio. Alliance's principal business address is 1345 Avenue of the Americas, New York, NY 10105.

Bankers Trust Company ("Bankers Trust"), an indirect wholly-owned subsidiary of Deutsche Bank AG, serves as the sub-adviser to the SP Deutsche International Equity Portfolio. Bankers Trust's principal business address is 130 Liberty Street, New York, NY 10006.

Davis Selected Advisers, LP serves as the sub-adviser to the SP Davis Value Portfolio. The principal business address for Davis Selected Advisers, LP is 124 East Elvira Street, Santa Fe, NM 87501.

Fidelity Management & Research Company ("FMR") serves as the sub-adviser to the SP Small/Mid Cap Value Portfolio. FMR's principal business address is 82 Devonshire Street, Boston, MA 02109.

INVESCO Funds Group, Inc. ("INVESCO') serves as the sub-adviser to the SP INVESCO Small Company Growth Portfolio. Invesco's principal business address is 7800 East Union Avenue, Denver, CO 80237.

Massachusetts Financial Services Company ("MFS") serves as the sub-adviser for the SP MFS Capital Opportunities Portfolio and the SP MFS Mid-Cap Growth Portfolio. The principal business address for MFS is 500 Boylston Street, Boston, MA 02116.

The Series Fund's investment advisers charge a daily investment management fee as compensation for their services. These fees are described in the table under Deductions from Portfolios in the Charges and Expenses section, see page 11, and are more fully described in the Series Fund prospectus.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Series Fund nor the Series Fund currently foresees any such disadvantage, the Series Fund's Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

     (1)   changes in state insurance law;
     (2)   changes in federal income tax law;
     (3) changes in the investment management of any portfolio of the Series Fund; or
     (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Voting Rights

We are the legal owner of the shares in the Series Fund associated with the variable investment options. However, we vote the shares in the Series Fund according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote the shares for which we do not receive instructions and shares that we own, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life of New Jersey to vote shares of the Series Fund in its own right, it may elect to do so.

The Fixed-Rate Option

Because of exemptive and exclusionary provisions, interests in the fixed-rate option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed-rate option are not subject to the provisions of these Acts, and Pruco Life of New Jersey has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed-rate option. Any inaccurate or misleading disclosure regarding the fixed-rate option may, however, be subject to certain generally applicable provisions of federal securities laws.

You may choose to invest, either initially or by transfer, all or part of your Contract Fund to a fixed-rate option. This amount becomes part of Pruco Life of New Jersey's general account. The general account consists of all assets owned by Pruco Life of New Jersey other than those in the Account and in other separate accounts that have been or may be established by Pruco Life of New Jersey. Subject to applicable law, Pruco Life of New Jersey has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life of New Jersey guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 4%. Pruco Life of New Jersey is not obligated to credit interest at a rate higher than an effective annual rate of 4%, although we may do so.

Transfers from the fixed-rate option are subject to strict limits, see Transfers, page 22. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months. See When Proceeds are Paid, page 29.

Which Investment Option Should Be Selected?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. For example, portfolios such as the Stock Index, Equity, Prudential Jennison, SP AIM Aggressive Growth, and SP Prudential U.S. Emerging Growth may be desirable options if you are willing to accept such volatility in your Contract values. Each equity portfolio involves different policies and investment risks. See The Prudential Series Fund, Inc., page 7, for additional equity portfolios available under the Contract and their specific investment objectives.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. You may want even greater safety of principal and may prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with normally higher yields.

You may wish to divide your invested premium among two or more of the available options. Your choice should take into account your willingness to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Pruco Life of New Jersey representative from time to time about the choices available to you under the Contract. Pruco Life of New Jersey recommends against frequent transfers among the several options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

              DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS

Charges and Expenses

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed-rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Contract Loans, page 32. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life of New Jersey is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Deductions from Premium Payments

(a) We reserve the right to charge up to 7.5% for taxes attributable to premiums. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life of New Jersey. This charge is made up of two parts which currently equal a total of 3.75% of the premiums received.

      The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life of New Jersey's estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0.75% to 5%. The rate applies uniformly to all policyholders without regard to state of residence. Pruco Life of New Jersey may collect more for this charge than it actually pays for state and local premium taxes.

      The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We reserve the right to charge up to 6% of premiums paid for sales expenses in all Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

      Currently, the charge is equal to 4% of premiums paid up to the amount of the Sales Load Target Premium and 2% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 0% thereafter. The Sales Load Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Sales Load Target Premium is generally equal to what the Target Premium for a Type A Contract would be if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Sales Load Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Sales Load Target Premium will generally be less than the Target Premium. See Premiums, page 18.

      Paying more than the Sales Load Target Premium in any of the first 10 Contract years could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $265.20. If the Contract owner paid $884 in each of the first 10 Contract years, the total sales load would be $353.60. For additional information, see Increases in Basic Insurance Amount, page 27.

      Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the Death Benefit Guarantee Values shown on your Contract data pages. See Death Benefit Guarantee, page 20. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 33.

Deductions from Portfolios

We deduct an investment advisory fee daily from each portfolio of the Series Fund at a rate, on an annualized basis, ranging from 0.35% for the Stock Index Portfolio to 1.15% for the SP Alliance Technology Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses vary from portfolio to portfolio.

The total expenses of each portfolio for the year ended December 31, 1999, expressed as a percentage of the average assets during the year, are shown below:

-------------------------------------------------------------------------------------------------------
                                                                              Total
                                                Investment      Other      Contractual    Total Actual
The Prudential Series Fund, Inc. Portfolios    Advisory Fee   Expenses      Expenses       Expenses*
-------------------------------------------------------------------------------------------------------
Diversified Bond Portfolio                         0.40%        0.03%         0.43%          0.43%
-------------------------------------------------------------------------------------------------------
Equity Portfolio                                   0.45%        0.02%         0.47%          0.47%
-------------------------------------------------------------------------------------------------------
High Yield Bond Portfolio                          0.55%        0.05%         0.60%          0.60%
-------------------------------------------------------------------------------------------------------
Money Market Portfolio                             0.40%        0.02%         0.42%          0.42%
-------------------------------------------------------------------------------------------------------
Prudential Jennison Portfolio                      0.60%        0.03%         0.63%          0.63%
-------------------------------------------------------------------------------------------------------
Stock Index Portfolio                              0.35%        0.04%         0.39%          0.39%
-------------------------------------------------------------------------------------------------------
SP AIM Aggressive Growth Portfolio                 0.95%        0.50%         1.45%          1.07%
-------------------------------------------------------------------------------------------------------
SP Alliance Large Cap Growth Portfolio             0.90%        0.30%         1.20%          1.10%
-------------------------------------------------------------------------------------------------------
SP Alliance Technology Portfolio                   1.15%        0.47%         1.62%          1.30%
-------------------------------------------------------------------------------------------------------
SP Davis Value Portfolio                           0.75%        0.31%         1.06%          0.83%
-------------------------------------------------------------------------------------------------------
SP Deutsche International Equity Portfolio         0.90%        0.77%         1.67%          1.10%
-------------------------------------------------------------------------------------------------------
SP INVESCO Small Company Growth Portfolio          0.95%        0.59%         1.54%          1.15%
-------------------------------------------------------------------------------------------------------
SP MFS Capital Opportunities Portfolio             0.75%        0.39%         1.14%          1.00%
-------------------------------------------------------------------------------------------------------
SP MFS Mid-Cap Growth Portfolio                    0.80%        0.52%         1.32%          1.00%
-------------------------------------------------------------------------------------------------------
SP Prudential U.S. Emerging Growth Portfolio       0.60%        0.52%         1.12%          0.90%
-------------------------------------------------------------------------------------------------------
SP Small/Mid Cap Value Portfolio                   0.90%        0.68%         1.58%          1.05%
-------------------------------------------------------------------------------------------------------
* Reflects fee waivers and reimbursement of expenses, if any.
-------------------------------------------------------------------------------------------------------

Daily Deduction from the Contract Fund

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0.25%. This charge is intended to compensate Pruco Life of New Jersey for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life of New Jersey estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life of New Jersey estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

Monthly Deductions from the Contract Fund

Pruco Life of New Jersey deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract's monthly charges. See Allocated Charges, page 14.

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. This charge consists of two parts. Currently, the first part of the charge is equal to $20 per Contract for the first two Contract years and $8 per Contract thereafter. Pruco Life of New Jersey reserves the right, however, to charge up to $20 per Contract for the first two Contract years and $10 per Contract thereafter. The second part of this charge is equal to an amount per $1,000 of the basic insurance amount for the first five Contract years and zero thereafter. The amount per $1,000 varies by sex, issue age and rating class of the insured.

     If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount per $1,000 of the coverage segment amount for the first five Contract years, zero thereafter. The amount per $1,000 varies by the insured's age at the time of the increase, sex, and rating class. See Increases in Basic Insurance Amount, page 27.

(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life of New Jersey to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life of New Jersey's current COI rates are lower than the maximum rates. For additional information, see Increases in Basic Insurance Amount, page 27.

(c) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See Riders, page 17.

(d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

(e) A charge may be deducted to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Account. At present no such taxes are imposed and no charge is made.

     The earnings of the Account are taxed as part of the operations of Pruco Life of New Jersey. Currently, no charge is being made to the Account for Pruco Life of New Jersey's federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Deductions from Premiums, page 11. Pruco Life of New Jersey periodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Surrender Charges

We will deduct a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge period is shorter for Contracts issued to insureds over age 55. It is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs such as: the cost of processing applications, conducting examinations, determining insurability and the insured's rating class, and establishing records.

We will show a surrender charge threshold for each coverage segment in the Contract data pages. This threshold amount is the segment's lowest coverage amount since its effective date. If during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the threshold. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. See Increases in Basic Insurance Amount, page 27 and Decreases in Basic Insurance Amount, page 28.

Transaction Charges

(a) We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b) We currently charge an administrative processing fee of $25 for each transfer exceeding 12 in any Contract year.

(c) We may charge an administrative processing fee of up to $25 for any change in basic insurance amount.

(d) We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract's monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. The fixed-rate option is not available as an allocation option. See Monthly Deductions from the Contract Fund, page 13.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options and the fixed-rate option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options and the fixed-rate option.

Requirements for Issuance of a Contract

The Contract may generally be issued on insureds through age 90. Currently, the minimum face amount for Contracts without a Target Term Rider is $75,000 ($50,000 for insureds below the age of 18, $100,000 for insureds ages 76-80, and $250,000 for insureds ages 81 and above). The minimum face amount for Contracts issued with a Type C (return of premium) death benefit is $250,000. See Types of Death Benefit, page 15.

For Contracts with a Target Term Rider, the minimum total face amount (basic insurance amount plus any Target Term Rider coverage amount combined) is $250,000. Furthermore, if the Target Term Rider is added to the Contract, the minimum face amount of the base Contract is $100,000, while the minimum rider coverage amount is $5,000. See Riders, page 17. Pruco Life of New Jersey may reduce the minimum face amounts of the Contracts it will issue.

Pruco Life of New Jersey requires evidence of insurability, which may include a medical examination, before issuing any Contract. Non-smokers are offered the most favorable cost of insurance rates. We charge a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

Short-Term Cancellation Right or "Free-Look"

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, with no adjustment for investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made, plus or minus any change due to investment experience. For information on how premium payments are allocated during the "free-look" period, see Allocation of Premiums, page 20.

Types of Death Benefit

You may select either of three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page
23. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value. See How a Contract's Cash Surrender Value Will Vary, page 23.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See How a Contract's Cash Surrender Value Will Vary, page 23 and How a Type B (Variable) Contract's Death Benefit Will Vary, page 24. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract, less withdrawals. This death benefit allows the Contract owner, in effect, to recover the cost of the Contract upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract's death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract's cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract. See How a Contract's Surrender Value Will Vary, page 23 and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 25.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 26.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life of New Jersey's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See Requirements for Issuance of a Contract, page
14. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See Charges and Expenses, page 11. Furthermore, if you choose a Type A or Type B death benefit at issue, you will NOT be able to change to a Type C death benefit after issue.

If you are changing your Contract's type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type A (fixed) to a Type C (return of premium) death benefit, we will change the basic insurance amount by subtracting the total premiums paid on this Contract minus total withdrawals on the date the change takes effect. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type A death benefit.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type C (return of premium) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (1) is larger than (2), we will increase the basic insurance amount by that difference. If (2) is larger than (1), we will reduce the basic insurance amount by that difference. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type B death benefit.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the total premiums paid minus total withdrawals to this Contract on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes to and from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals.

                 --------------------------------------------
                            Basic Insurance Amount
                  FROM                       TO
                 --------------------------------------------
                  Type A            Type B         Type C
                 $300,000          $250,000       $260,000
                 --------------------------------------------
                  Type B            Type A         Type C
                 $250,000          $300,000       $260,000
                 --------------------------------------------
                  Type C            Type A         Type B
                 $260,000          $300,000       $250,000
                 --------------------------------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life of New Jersey representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

Riders

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life of New Jersey representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life of New Jersey upon written request.

Enhanced Disability Benefit -- The Enhanced Disability Benefit pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision.

Accidental Death Benefit -- The Accidental Death Benefit provides an additional death benefit that is payable if the insured's death is accidental, as defined in the benefit provision.

Children Level Term Rider -- The Children Level Term Rider provides term life insurance coverage on the life of the insured's children.

Target Term Rider -- The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage you desire, up to four times the base Contract's basic insurance amount. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. After issue, while the rider is in-force, you may increase the rider coverage amount subject to a minimum increase amount of $25,000 and the underwriting requirements determined by Pruco Life. The rider coverage amount after the increase cannot exceed four times the base Contract's basic insurance amount. You may also decrease your rider coverage amount after issue, subject to a minimum decrease amount of $10,000.

The Rider death benefit fluctuates as the base Contract's death benefit changes. When the Contract Fund has not grown to the point where the base Contract's death benefit is increased to satisfy the Internal Revenue Code's definition of life insurance, the rider death benefit equals the rider coverage amount. However, if the Contract Fund has grown to the point where the base Contract's death benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider's death benefit will decrease (or increase) dollar for dollar as the base Contract's death benefit increases (or decreases). The rider death benefit will never increase beyond the rider coverage amount. It is possible, however, for the Contract Fund and, consequently, the base Contract's death benefit to grow to the point where the rider death benefit is reduced to zero.


                         Target Term Rider Plot Points

Policy Year      Base Policy Death Benefit     Target Death Benefit

      1                  $   500,000               $  500,000
      2                  $   500,000               $  500,000
      3                  $   500,000               $  500,000
      4                  $   500,000               $  500,000
      5                  $   500,000               $  500,000
      6                  $   500,000               $  500,000
      7                  $   500,000               $  500,000
      8                  $   500,000               $  500,000
      9                  $   500,000               $  500,000
     10                  $   550,000               $  450,000
     11                  $   605,000               $  395,000
     12                  $   665,500               $  334,500
     13                  $   732,050               $  267,950
     14                  $   805,255               $  194,745
     15                  $   885,781               $  114,220
     16                  $ 1,000,000               $      -
     17                  $ 1,100,000               $      -
     18                  $ 1,210,000               $      -
     19                  $ 1,331,000               $      -
     20                  $ 1,464,100               $      -

You should consider the following factors when purchasing a Contract with a Target Term Rider:

o A Contract with a Target Term Rider will offer higher cash values and death benefits than an all base policy with the same death benefit if Pruco Life does not change its current charges. This is because the current sales expense charge attributable to the Target Term Rider is 2% rather than the 4% charge attributable to the Sales Load Target Premium under the base Contract. We currently take lower current Cost of Insurance charges under the term rider and we currently charge no monthly administrative charge under the rider.

o However, a Contract with a Target Term Rider offers the potential for lower cash values and death benefits than an all base policy with the same death benefit if Pruco Life raises its current charges to the maximum contractual level. This is because guaranteed maximum charges under the Contract and Target Term Rider are the same except for the per $1,000 of insurance portion of the monthly administrative charge which extends for 10 years on the rider and only five years on the base Contract. The surrender charge does not apply to the Target Term Rider.

Other factors to consider are:

o The length of the Death Benefit Guarantee available on Contracts with a Target Term Rider is limited to five years. If it is important to you to have a Death Benefit Guarantee period longer than five years, you may want to purchase a Contract without a Target Term Rider. See Death Benefit Guarantee, page 20.

o The Enhanced Disability Benefit, as described above, is unavailable on Contracts with a Target Term Rider. If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

o The Accidental Death Benefit, as described above, does not apply to any portion of the death benefit that is attributable to a Target Term Rider. If it is important to you to have the maximum amount of Accidental Death Benefit allowed under your Contract, you may want to purchase a Contract without a Target Term Rider.

o The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider. If it is important to you that the Living Needs Benefit applies to the entire death benefit, you may want to purchase a Contract without a Target Term Rider. See Living Needs Benefit, page 29.

o The rider coverage amount terminates at the insured's age 100. If it is important to you that no coverage amount then in effect terminates at the insured's attained age 100, you may want to purchase a contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract's cash value and death benefit. It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of base Contract basic insurance amount and rider coverage amount. You can then discuss with your Pruco Life representative how these combinations may address your objectives.

Contract Date

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

Premiums

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts (the minimum premium payment is $15 for premiums made by electronic fund transfer).

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page 23, How a Type B (Variable) Contract's Death Benefit Will Vary, page 24, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 25. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 33.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of premiums which are described below. Understanding them may help you understand how the Contract works.

      Target Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured's age 65, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals (not applicable to Contracts with the Target Term Rider). If you choose to continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums substantially higher than the Target Premium. However, not all Contracts offer the Death Benefit Guarantee beyond this period. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page 20. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Target Premium. For a Contract with no riders or extra risk charges, these premiums will be level.

      It is possible, in some instances, to pay a premium lower than the Target Premium; the Short-Term Premium. These Short-Term Premiums, if paid at the beginning of each Contract year, will keep the Contract in-force during the first five Contract years, regardless of investment performance and assuming no loans or withdrawals. To continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums higher than the Short-Term Premium. However, not all Contracts offer the Death Benefit Guarantee beyond five Contract years. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page
      20. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Short-Term Premium. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level.

      Lifetime Premiums are the premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals (not applicable to all Contracts). See Death Benefit Guarantee, page 20. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Lifetime Premium.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Death Benefit Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. When you apply for the Contract, you should discuss with your Pruco Life of New Jersey representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date: (1) we deduct the charge for sales expenses and the charge for taxes attributable to premiums from the initial premium; (2) we allocate the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period to the Money Market investment option; and (3) the first monthly deductions are made. At the end of the "free-look" period, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed-rate option according to your most current allocation request. See Short-Term Cancellation Right or "Free-Look," page 15. The transfer from the Money Market investment option immediately following the "free-look" period will not be counted as one of your 12 free transfers described under Transfers, page
22. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments. The remainder will be invested as of the end of the valuation period in which it is received at a Home Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Death Benefit Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the guarantee. Likewise, a Contract loan will negate any guarantee. See Withdrawals, page 26, and Contract Loans, page 32. You should consider how important the Death Benefit Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Death Benefit Guarantee Values. These are values used solely to determine if a Death Benefit Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. Your Contract data pages contain a table of Death Benefit Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we will compare your Accumulated Net Payments to the Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term, Target, and Lifetime Premiums are payments which correspond to the Death Benefit Guarantee Values shown on your Contract data pages. For example, payment of the Short-Term Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first five Contract years, assuming no loans or withdrawals. However, payment of the Short-Term Premium after year five will not assure that your Contract's Accumulated Net Payments will continue to meet the Death Benefit Guarantee Values. See Premiums, page 18.

If you want a Death Benefit Guarantee to last longer than five years, you should expect to pay at least the Target Premium at the start of each Contract year. Paying the Target Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured's age 65 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Target Premium after this Death Benefit Guarantee period, will not assure that your Contract's Accumulated Net Payments will meet the subsequent, much higher, Death Benefit Guarantee Values.

If you want a Death Benefit Guarantee to last the lifetime of the insured, then you should expect to pay at least the Lifetime Premium at the start of each Contract year. Paying the Lifetime Premium at the beginning of each Contract year guarantees your Contract against lapse for the insured's lifetime, assuming no loans or withdrawals.

The following table provides sample Short-Term, Target, and Lifetime Premiums (to the nearest dollar). The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

--------------------------------------------------------------------------------
                         Illustrative Annual Premiums
--------------------------------------------------------------------------------
 Age of
insured at             Type of            Short-Term     Target       Lifetime
  issue          Death Benefit Chosen       Premium      Premium      Premium
--------------------------------------------------------------------------------
    40              Type A (Fixed)           $1,640       $2,138       $4,765
--------------------------------------------------------------------------------
    40            Type B (Variable)          $1,643       $2,220       $14,185
--------------------------------------------------------------------------------
    40        Type C (Return of Premium)     $1,643         N/A          N/A
--------------------------------------------------------------------------------
    60              Type A (Fixed)           $6,678       $7,158       $12,963
--------------------------------------------------------------------------------
    60            Type B (Variable)          $6,705       $7,218       $33,195
--------------------------------------------------------------------------------
    60        Type C (Return of Premium)     $7,055         N/A          N/A
--------------------------------------------------------------------------------
    80              Type A (Fixed)           $36,723      $39,358      $47,235
--------------------------------------------------------------------------------
    80            Type B (Variable)          $37,550      $43,980      $83,015
--------------------------------------------------------------------------------
    80        Type C (Return of Premium)       N/A          N/A          N/A
--------------------------------------------------------------------------------

Paying the Short-Term, Target, or Lifetime Premiums at the start of each Contract year is one way of reaching the Death Benefit Guarantee Values; it is certainly not the only way. The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life of New Jersey representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Death Benefit Guarantee. If you desire the Death Benefit Guarantee until the later of the insured's age 65 or 10 years after issue, you may prefer to pay at least the Target Premium in all years, rather than paying the lower Short-Term Premium in the first five years. If you pay only enough premium to meet the Death Benefit Guarantee Values in the first five years, you will need to pay more than the Target Premium at the beginning of the 6th year in order to continue the Death Benefit Guarantee.

Similarly, if you desire the Death Benefit Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Death Benefit Guarantee Values until the later of the insured's age 65 or 10 years after issue, a substantial amount may be required to meet the subsequent Death Benefit Guarantee Values and continue the guarantee. In addition, it is possible that the payment required to continue the guarantee beyond this period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33.

Not all Contracts will have the Death Benefit Guarantee available in all years. Type A and Type B Contracts with the Cash Value Accumulation Test elected for definition of life insurance testing will have the Death Benefit Guarantee available for the lifetime of the insured. However, Type A and Type B Contracts with the Guideline Premium Test elected for definition of life insurance testing will have the Death Benefit Guarantee available until the insured's age 65 or 10 years after issue, whichever is later. Furthermore, Type C Contracts with either the Cash Value Accumulation Test or Guideline Premium Test elected for definition of life insurance testing, will only have the Death Benefit Guarantee available for the first five Contract years. Contracts with the Target Term Rider will also have the Death Benefit Guarantee available for only the first five Contract years. Your Contract data pages will show Death Benefit Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 15 and Tax Treatment of Contract Benefits, page 33.

Transfers

You may, up to 12 times each Contract year, transfer amounts from one variable investment option to another variable investment option or to the fixed-rate option without charge. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a variable investment option may be transferred.

Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 35.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life of New Jersey cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed-rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option; and (b) $2,000. Pruco Life of New Jersey may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the investment option or to the disadvantage of other contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing and amount of transfers. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other variable investment options available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly or quarterly.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance variable investment option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

How a Contract's Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See Contract Loans, page 32. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed-rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under Charges and Expenses, page
11. Upon request, Pruco Life of New Jersey will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T10 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts, and assuming hypothetical uniform investment results in the Series Fund portfolios. Five of the tables assume current charges will be made throughout the lifetime of the Contract and five of them assume maximum charges will be made. See Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums, page 30.

How a Type A (Fixed) Contract's Death Benefit Will Vary

As described earlier, there are three types of death benefit available under the
Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life of New Jersey will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

        (1)  the basic insurance amount; and

        (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 33, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35.

                          Type A (Fixed) Death Benefit

                    IF                                                     THEN
   -----------------------------------------------------------------------------------------------------------
                        and the                 the attained           the Contract Fund          and the
     the insured        Contract                 age factor            multiplied by the           Death
       is age           Fund is                     is**             attained age factor is      Benefit  is
   -----------------------------------------------------------------------------------------------------------
         40             $ 25,000                    3.57                      89,250              $250,000
         40             $ 75,000                    3.57                     267,750              $267,750*
         40             $100,000                    3.57                     357,000              $357,000*
   -----------------------------------------------------------------------------------------------------------
         60             $ 75,000                    1.92                     144,000              $250,000
         60             $125,000                    1.92                     240,000              $250,000
         60             $150,000                    1.92                     288,000              $288,000*
   -----------------------------------------------------------------------------------------------------------
         80             $150,000                    1.26                     189,000              $250,000
         80             $200,000                    1.26                     252,000              $252,000*
         80             $225,000                    1.26                     283,500              $283,500*
   -----------------------------------------------------------------------------------------------------------
   *  Note that the death benefit has been increased to comply with the Internal
      Revenue Code's definition of life insurance.
   ** Assumes the Contract owner selected the Cash Value Accumulation Test.
   -----------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under a Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, but will vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

        (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

        (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 33, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35.

                         Type B (Variable) Death Benefit

                    IF                                                     THEN
   -----------------------------------------------------------------------------------------------------------
                        and the                 the attained           the Contract Fund          and the
     the insured        Contract                 age factor            multiplied by the           Death
       is age           Fund is                     is**             attained age factor is      Benefit  is
   -----------------------------------------------------------------------------------------------------------
         40             $25,000                     3.57                      89,250              $275,000
         40             $75,000                     3.57                     267,750              $325,000
         40             $100,000                    3.57                     357,000              $357,000*
   -----------------------------------------------------------------------------------------------------------
         60             $ 75,000                    1.92                     144,000              $325,000
         60             $125,000                    1.92                     240,000              $375,000
         60             $150,000                    1.92                     288,000              $400,000
   -----------------------------------------------------------------------------------------------------------
         80             $150,000                    1.26                     189,000              $400,000
         80             $200,000                    1.26                     252,000              $450,000
         80             $225,000                    1.26                     283,500              $475,000
   -----------------------------------------------------------------------------------------------------------
   *  Note that the death benefit has been increased to comply with the Internal
      Revenue Code's definition of life insurance.
   ** Assumes the Contract owner selected the Cash Value Accumulation Test.
   -----------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type C (Return of Premium) Contract's Death Benefit Will Vary

Under a Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type C (return of premium) Contract will always be the greater of:

        (1) the basic insurance amount plus the total premiums paid into the Contract less any withdrawals; and

        (2) the Contract Fund before the deduction of monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 33, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35.

                   Type C (Return of Premium) Death Benefit

   ----------------------------------------------------------------------------------------------------------------
                      IF                                                          THEN
   ----------------------------------------------------------------------------------------------------------------
                                     and the
                    and the       premiums paid            the attained      the Contract Fund         and the
     the insured    Contract        less any                age factor       multiplied by the          Death
       is age       Fund is       withdrawals is               is**        attained age factor is     Benefit  is
   ----------------------------------------------------------------------------------------------------------------
         40         $25,000          $15,000                  3.57                89,250               $265,000
         40         $75,000          $60,000                  3.57               267,750               $310,000
         40         $100,000         $80,000                  3.57               357,000               $357,000*
   ----------------------------------------------------------------------------------------------------------------
         60         $75,000         $ 60,000                  1.92               144,000               $310,000
         60         $125,000        $100,000                  1.92               240,000               $350,000
         60         $150,000        $125,000                  1.92               288,000               $375,000
   ----------------------------------------------------------------------------------------------------------------
         80         $150,000        $125,000                  1.26               189,000               $375,000
         80         $200,000        $150,000                  1.26               252,000               $400,000
         80         $225,000        $175,000                  1.26               283,500               $425,000
   ----------------------------------------------------------------------------------------------------------------
   *  Note that the death benefit has been increased to comply with the Internal
      Revenue Code's definition of life insurance.
   ** Assumes the Contract owner selected the Cash Value Accumulation Test.
   ----------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value (or for a fixed reduced paid-up insurance benefit in New York state) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life of New Jersey's needs, to a Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Home Office. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Fixed reduced paid-up insurance (available in New York state only) provides paid-up insurance, the amount of which will be paid when the insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the net cash value and the insured's issue age, sex, smoker/non-smoker status, and the length of time since the Contract date.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the cash surrender value after the withdrawal may not be zero or less than zero after deducting the withdrawal charges. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. See Charges and Expenses, page 11. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See Requirements for Issuance of a Contract, page 14. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative. See Tax Treatment of Contract Benefits, page 33.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Death Benefit Guarantee, since withdrawals decrease your Accumulated Net Payments. See Death Benefit Guarantee, page 20.

Lapse and Reinstatement

Pruco Life of New Jersey will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Death Benefit Guarantee. See Death Benefit Guarantee, page 20. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life of New Jersey will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

A Contract that ended in default may be reinstated within five years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement. The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life of New Jersey, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

        (1) you must ask for the change in a form that meets Pruco Life of New Jersey's needs;
        (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under Contract Limitations in your Contract data pages;
        (3) you must prove to us that the insured is insurable for any increase;
        (4)  the Contract must not be in default;
        (5) we must not be paying premiums into the Contract as a result of the insured's total disability; and
        (6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 1.

Each coverage segment will have its own surrender charge period beginning on that segment's effective date and its own surrender charge threshold. The surrender charge threshold is the segment's lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, below, and Surrender Charges, page 14.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Tables, the age at the segment's effective date and the number of years since then, sex (except where unisex rates apply); smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the Insured's attained age for the initial coverage segment. For a description of attained age factor, see How a Type A (Fixed) Contract's Death Benefit Will Vary, page 23, How a Type B (Variable) Contract's Death Benefit Will Vary, page 24, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 25.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See Short-Term Cancellation Right or "Free-Look", page 15. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

Decreases in Basic Insurance Amount

As explained earlier, you may make a withdrawal. See Withdrawals, page 26. You also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value at any time after the first Contract anniversary. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract data pages.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract data pages. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See Charges and Expenses, page 11. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment's lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the threshold amount, and deduct the result from the Contract Fund. See Surrender Charges, page 14.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. In addition, it is important to note that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page
33. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

When Proceeds Are Paid

Pruco Life of New Jersey will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Pruco Life of New Jersey may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Pruco Life of New Jersey expects to pay the cash surrender value promptly upon request. However, Pruco Life of New Jersey has the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). Pruco Life of New Jersey will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

Living Needs Benefit

You may elect to add the Living Needs BenefitSM to your Contract at issue. The benefit may vary by state. There is no charge for adding the benefit to the Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. One or both of the following options may be available. A Pruco Life of New Jersey representative should be consulted as to whether additional options may be available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Nursing Home Option. This option is available after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract's death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life of New Jersey reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life of New Jersey can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a qualified tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums

The following tables (pages T1 through T10) show how a Contract's death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All ten tables assume the following:

o a Contract bought by a 35 year old male, Preferred Best, with no extra risks or substandard ratings.

o a given premium amount is paid on each Contract anniversary and no loans are taken.

o the Contract Fund has been invested in equal amounts in each of the 16 portfolios of the Series Fund and no portion of the Contract Fund has been allocated to the fixed-rate option.

The first two tables (pages T1 and T2) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 15. The first table assumes current charges will continue for the indefinite future while the second table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The third and fourth tables (pages T3 and T4) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $100,000 basic insurance amount and a $150,000 Target Term Rider has been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 15. The third table assumes current charges will continue for the indefinite future while the fourth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The next two tables (pages T5 and T6) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 15. The fifth table assumes current charges will continue for the indefinite future while the sixth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The tables on pages T7 and T8 assume: (1) a Type B (variable) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of

Death Benefit, page 15. The table on page T7 assumes current charges will continue for the indefinite future while the table on page T8 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The last two tables (pages T9 and T10) assume: (1) a Type C (return of premium) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 15. The table on page T9 assumes current charges will continue for the indefinite future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column of the following illustrations (pages T1 through T10) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Series Fund expenses. The net return reflects average total annual expenses of the 16 portfolios of 0.84%, and the daily deduction from the Contract Fund of 0.25% per year for the tables based on current charges and 0.45% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -1.09%, 4.91% and 10.91%, respectively. Assuming maximum charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -1.29%, 4.71% and 10.71%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 0.84% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Series Fund and under the Contract.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life of New Jersey representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

                                 ILLUSTRATIONS
                                 -------------
                 PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                          CASH VALUE ACCUMULATION TEST
                          TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
              ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                              USING CURRENT CHARGES

                                          Death Benefit (1)                             Surrender Value (1)
                            ---------------------------------------------      --------------------------------------------
            Premiums           Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
           Accumulated              Annual Investment Return of                        Annual Investment Return of
End Of       at 4%          ---------------------------------------------       --------------------------------------------
Policy      Interest          0% Gross        6% Gross        12% Gross          0% Gross         6% Gross        12% Gross
 Year       Per Year        (-1.09% Net)     (4.91% Net)     (10.91% Net)      (-1.109% Net)     (4.91% Net)     (10.91% Net)
------     -----------      ------------     -----------     ------------      -------------     -----------     ------------
 1          $  1,794          $250,000        $250,000        $  250,000            $     0        $      0        $        0
 2          $  3,660          $250,000        $250,000        $  250,000            $     0        $      0        $      124
 3          $  5,600          $250,000        $250,000        $  250,000            $   814        $  1,173        $    1,564
 4          $  7,618          $250,000        $250,000        $  250,000            $ 1,877        $  2,469        $    3,140
 5          $  9,717          $250,000        $250,000        $  250,000            $ 2,930        $  3,819        $    4,868
 6          $ 11,900          $250,000        $250,000        $  250,000            $ 4,391        $  5,657        $    7,207
 7          $ 14,170          $250,000        $250,000        $  250,000            $ 5,836        $  7,574        $    9,780
 8          $ 16,530          $250,000        $250,000        $  250,000            $ 7,264        $  9,572        $   12,609
 9          $ 18,986          $250,000        $250,000        $  250,000            $ 8,672        $ 11,653        $   15,720
10          $ 21,539          $250,000        $250,000        $  250,000            $10,060        $ 13,820        $   19,143
15          $ 35,922          $250,000        $250,000        $  250,000            $16,191        $ 25,655        $   41,922
20          $ 53,422          $250,000        $250,000        $  250,000            $21,212        $ 39,852        $   79,342
25          $ 74,713          $250,000        $250,000        $  280,004            $24,622        $ 56,619        $  141,416
30          $100,616          $250,000        $250,000        $  421,337            $25,768        $ 76,214        $  243,548
35          $132,132          $250,000        $250,000        $  632,234            $24,029        $ 99,337        $  410,541
40          $170,476          $250,000        $250,000        $  948,246            $17,172        $126,284        $  682,191
45          $217,127          $250,000(2)     $250,000        $1,436,304            $ 1,794(2)     $158,245        $1,122,113

----------------
(1)   Assumes no Contract Loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

 The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T1

                                          PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                                                   CASH VALUE ACCUMULATION TEST
                                                   TYPE A (FIXED) DEATH BENEFIT
                                                 MALE PREFERRED BEST ISSUE AGE 35
                                                  $250,000 BASIC INSURANCE AMOUNT
                                       ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                                                       USING MAXIMUM CHARGES

                                                         Death Benefit (1)                          Surrender Value (1)
                                             ------------------------------------------   ----------------------------------------
                                               Assuming Hypothetical Gross (and Net)       Assuming Hypothetical Gross (and Net)
                                Premiums            Annual Investment Return of                 Annual Investment Return of
          End Of              Accumulated    ------------------------------------------   ----------------------------------------
          Policy             at 4% Interest    0% Gross        6% Gross       12% Gross    0% Gross       6% Gross       12% Gross
           Year                 Per Year     (-1.29% Net)     (4.71% Net)   (10.71% Net) (-1.29% Net)    (4.71% Net)    (10.71% Net)
                             --------------  -------------  ---------------  -----------  ----------   ---------------  -----------
             1                   $  1,794      $250,000         $250,000       $250,000     $    0         $     0       $      0
             2                   $  3,660      $250,000         $250,000       $250,000     $    0         $     0       $      0
             3                   $  5,600      $250,000         $250,000       $250,000     $    0         $     0       $    161
             4                   $  7,618      $250,000         $250,000       $250,000     $  258         $   641       $  1,082
             5                   $  9,717      $250,000         $250,000       $250,000     $  827         $ 1,381       $  2,045
             6                   $ 11,900      $250,000         $250,000       $250,000     $1,768         $ 2,535       $  3,493
             7                   $ 14,170      $250,000         $250,000       $250,000     $2,657         $ 3,693       $  5,032
             8                   $ 16,530      $250,000         $250,000       $250,000     $3,493         $ 4,851       $  6,670
             9                   $ 18,986      $250,000         $250,000       $250,000     $4,271         $ 6,004       $  8,415
            10                   $ 21,539      $250,000         $250,000       $250,000     $4,988         $ 7,149       $ 10,271
            15                   $ 35,922      $250,000         $250,000       $250,000     $6,686         $11,733       $ 20,752
            20                   $ 53,422      $250,000         $250,000       $250,000     $5,565         $14,518       $ 35,134
            25                   $ 74,713      $250,000         $250,000       $250,000     $    0         $13,052       $ 54,709
            30                   $100,616      $250,000         $250,000       $250,000     $    0         $ 2,306       $ 81,295
            35                   $132,132      $      0(2)      $      0(2)    $250,000     $    0(2)      $     0(2)    $118,261
            40                   $170,476      $      0         $      0       $250,000     $    0         $     0       $175,700
            45                   $217,127      $      0         $      0       $343,438     $    0         $     0       $268,311

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




                                      T2

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 TARGET COVERAGE AMOUNT
         ($100,000 BASIC INSURANCE AMOUNT, $150,000 TARGET TERM RIDER)
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                         Death Benefit (1)                                 Surrender Value (1)
                                         -----------------                                 -------------------
                                Assuming Hypothetical Gross (and Net)                    Assuming Hypothetical Gross (and Net)
Premiums                              Annual Investment Return of                      Annual Investment Return of
 End Of     Accumulated    --------------------------------------------    -------------------------------------------------
 Policy    at 4% Interest     0% Gross       6% Gross     12% Gross         0% Gross        6% Gross      12% Gross
 Year        Per Year       (-1.09% Net)   (4.91% Net)   (10.91% Net)      (-1.109% Net)   (4.91% Net)   (10.91% Net)
--------   --------------   ------------   -----------   ------------      -------------   -----------   ------------
    1        $  1,794         $250,000      $250,000      $  250,000           $   235      $    316      $      396
    2        $  3,660         $250,000      $250,000      $  250,000           $ 1,395      $  1,625      $    1,865
    3        $  5,600         $250,000      $250,000      $  250,000           $ 2,679      $  3,135      $    3,630
    4        $  7,618         $250,000      $250,000      $  250,000           $ 3,945      $  4,710      $    5,573
    5        $  9,717         $250,000      $250,000      $  250,000           $ 5,193      $  6,353      $    7,715
    6        $ 11,900         $250,000      $250,000      $  250,000           $ 6,590      $  8,240      $   10,253
    7        $ 14,170         $250,000      $250,000      $  250,000           $ 7,967      $ 10,210      $   13,054
    8        $ 16,530         $250,000      $250,000      $  250,000           $ 9,321      $ 12,263      $   16,142
    9        $ 18,986         $250,000      $250,000      $  250,000           $10,652      $ 14,404      $   19,550
   10        $ 21,539         $250,000      $250,000      $  250,000           $11,957      $ 16,635      $   23,310
   15        $ 35,922         $250,000      $250,000      $  250,000           $17,959      $ 29,192      $   48,862
   20        $ 53,422         $250,000      $250,000      $  250,000           $22,898      $ 44,380      $   91,076
   25        $ 74,713         $250,000      $250,000      $  319,042           $26,241      $ 62,453      $  161,132
   30        $100,616         $250,000      $250,000      $  477,504           $27,337      $ 83,805      $  276,014
   35        $132,132         $250,000      $250,000      $  714,325           $25,569      $109,343      $  463,848
   40        $170,476         $250,000      $250,000      $1,069,450           $18,719      $139,775      $  769,389
   45        $217,127         $250,000(2)   $250,000      $1,618,157           $ 3,404(2)   $177,093      $1,264,185

------------
(1) Assumes no Contract Loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.





                                       T3

                                          PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                                                   CASH VALUE ACCUMULATION TEST
                                                   TYPE A (FIXED) DEATH BENEFIT
                                                 MALE PREFERRED BEST ISSUE AGE 35
                   $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT, $150,000 TARGET TERM RIDER)
                                      ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                                                       USING MAXIMUM CHARGES
                                                         Death Benefit (1)                          Surrender Value (1)
                                             ------------------------------------------   ----------------------------------------
                                               Assuming Hypothetical Gross (and Net)       Assuming Hypothetical Gross (and Net)
                                                    Annual Investment Return of                 Annual Investment Return of
          End Of              Accumulated    ------------------------------------------   ----------------------------------------
          Policy             at 4% Interest    0% Gross        6% Gross      12% Gross     0% Gross       6% Gross     12% Gross
           Year                 Per Year     (-1.29% Net)     (4.71% Net)   (10.71% Net) (-1.29% Net)   (4.71% Net)   (10.71% Net)
   -------------------       --------------  -------------  ---------------  ----------   -----------  -------------  ------------
             1                   $  1,794      $250,000         $250,000       $250,000      $    0        $     0       $      0
             2                   $  3,660      $250,000         $250,000       $250,000      $    0        $   117       $    259
             3                   $  5,600      $250,000         $250,000       $250,000      $  519        $   762       $  1,030
             4                   $  7,618      $250,000         $250,000       $250,000      $1,018        $ 1,401       $  1,842
             5                   $  9,717      $250,000         $250,000       $250,000      $1,478        $ 2,032       $  2,696
             6                   $ 11,900      $250,000         $250,000       $250,000      $2,060        $ 2,820       $  3,769
             7                   $ 14,170      $250,000         $250,000       $250,000      $2,593        $ 3,597       $  4,904
             8                   $ 16,530      $250,000         $250,000       $250,000      $3,075        $ 4,361       $  6,105
             9                   $ 18,986      $250,000         $250,000       $250,000      $3,501        $ 5,107       $  7,375
            10                   $ 21,539      $250,000         $250,000       $250,000      $3,868        $ 5,828       $  8,718
            15                   $ 35,922      $250,000         $250,000       $250,000      $5,512        $ 9,896       $ 17,931
            20                   $ 53,422      $250,000         $250,000       $250,000      $4,430        $12,133       $ 30,295
            25                   $ 74,713      $      0(2)      $250,000       $250,000      $    0(2)     $ 9,895       $ 46,247
            30                   $100,616      $      0         $      0(2)    $250,000      $    0        $     0(2)    $ 66,015
            35                   $132,132      $      0         $      0       $250,000      $    0        $     0       $ 89,122
            40                   $170,476      $      0         $      0       $250,000      $    0        $     0       $114,874
            45                   $217,127      $      0         $      0       $250,000      $    0        $     0       $142,191

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 25, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 30, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.



                                      T4

                                          PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                                                      GUIDELINE PREMIUM TEST
                                                   TYPE A (FIXED) DEATH BENEFIT
                                                 MALE PREFERRED BEST ISSUE AGE 35
                                                  $250,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                                                       USING CURRENT CHARGES

                                              Death Benefit (1)                              Surrender Value (1)
                                ---------------------------------------------     -----------------------------------------
                                    Assuming Hypothetical Gross (and Net)          Assuming Hypothetical Gross (and Net)
               Premiums                   Annual Investment Return of                   Annual Investment Return of
   End Of     Accumulated       ---------------------------------------------     -----------------------------------------
   Policy    at 4% Interest       0% Gross        6% Gross        12% Gross         0% Gross       6% Gross       12% Gross
    Year        Per Year        (-1.09% Net)     (4.91% Net)     (10.91% Net)     (-1.09% Net)    (4.91% Net)    (10.91% Net)
-----------  --------------     ------------    ------------     ------------     ------------    -----------    ------------
     1         $  1,794           $250,000        $250,000        $  250,000         $     0        $      0       $        0
     2         $  3,660           $250,000        $250,000        $  250,000         $     0        $      0       $      124
     3         $  5,600           $250,000        $250,000        $  250,000         $   814        $  1,173       $    1,564
     4         $  7,618           $250,000        $250,000        $  250,000         $ 1,877        $  2,469       $    3,140
     5         $  9,717           $250,000        $250,000        $  250,000         $ 2,930        $  3,819       $    4,868
     6         $ 11,900           $250,000        $250,000        $  250,000         $ 4,391        $  5,657       $    7,207
     7         $ 14,170           $250,000        $250,000        $  250,000         $ 5,836        $  7,574       $    9,780
     8         $ 16,530           $250,000        $250,000        $  250,000         $ 7,264        $  9,572       $   12,609
     9         $ 18,986           $250,000        $250,000        $  250,000         $ 8,672        $ 11,653       $   15,720
    10         $ 21,539           $250,000        $250,000        $  250,000         $10,060        $ 13,820       $   19,143
    15         $ 35,922           $250,000        $250,000        $  250,000         $16,191        $ 25,655       $   41,922
    20         $ 53,422           $250,000        $250,000        $  250,000         $21,212        $ 39,852       $   79,342
    25         $ 74,713           $250,000        $250,000        $  250,000         $24,622        $ 56,619       $  141,472
    30         $100,616           $250,000        $250,000        $  300,299         $25,768        $ 76,214       $  246,147
    35         $132,132           $250,000        $250,000        $  488,644         $24,029        $ 99,337       $  421,245
    40         $170,476           $250,000        $250,000        $  763,376         $17,172        $126,284       $  713,436
    45         $217,127           $250,000(2)     $250,000        $1,262,965         $ 1,794(2)     $158,245       $1,202,824

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.



                                       T5

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                            GUIDELINE PREMIUM TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                             USING MAXIMUM CHARGES

                                            Death Benefit (1)                          Surrender Value (1)
                             ------------------------------------------    -------------------------------------------
                               Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
             Premiums               Annual Investment Return of                     Annual Investment Return of
End Of      Accumulated     -------------------------------------------    -------------------------------------------
Policy    at 4% Interest      0% Gross        6% Gross      12% Gross        0% Gross       6% Gross       12% Gross
 Year        Per Year       (-1.29% Net)    (4.71% Net)    (10.71% Net)    (-1.29% Net)    (4.71% Net)    (10.71% Net)
------    --------------    ------------    -----------    ------------    ------------    -----------    ------------
    1        $  1,794         $250,000        $250,000       $250,000         $    0         $     0        $      0
    2        $  3,660         $250,000        $250,000       $250,000         $    0         $     0        $      0
    3        $  5,600         $250,000        $250,000       $250,000         $    0         $     0        $    161
    4        $  7,618         $250,000        $250,000       $250,000         $  258         $   641        $  1,082
    5        $  9,717         $250,000        $250,000       $250,000         $  827         $ 1,381        $  2,045
    6        $ 11,900         $250,000        $250,000       $250,000         $1,768         $ 2,535        $  3,493
    7        $ 14,170         $250,000        $250,000       $250,000         $2,657         $ 3,693        $  5,032
    8        $ 16,530         $250,000        $250,000       $250,000         $3,493         $ 4,851        $  6,670
    9        $ 18,986         $250,000        $250,000       $250,000         $4,271         $ 6,004        $  8,415
   10        $ 21,539         $250,000        $250,000       $250,000         $4,988         $ 7,149        $ 10,271
   15        $ 35,922         $250,000        $250,000       $250,000         $6,686         $11,733        $ 20,752
   20        $ 53,422         $250,000        $250,000       $250,000         $5,565         $14,518        $ 35,134
   25        $ 74,713         $250,000        $250,000       $250,000         $    0         $13,052        $ 54,709
   30        $100,616         $250,000        $250,000       $250,000         $    0         $ 2,306        $ 81,295
   35        $132,132         $      0(2)     $      0(2)    $250,000         $    0(2)      $     0(2)     $118,261
   40        $170,476         $      0        $      0       $250,000         $    0         $     0        $175,700
   45        $217,127         $      0        $      0       $299,609         $    0         $     0        $285,342

------------
(1) Assumes no Contract Loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made.
     Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.





                                       T6

                                          PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                                                   CASH VALUE ACCUMULATION TEST
                                                  TYPE B (VARIABLE) DEATH BENEFIT
                                                 MALE PREFERRED BEST ISSUE AGE 35
                                                  $250,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                                                       USING CURRENT CHARGES

                                              Death Benefit (1)                                  Surrender Value (1)
                             -------------------------------------------------   --------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
                Premiums               Annual Investment Return of                          Annual Investment Return of
  End Of      Accumulated    -------------------------------------------------    -------------------------------------------------
  Policy     at 4% Interest     0% Gross          6% Gross         12% Gross        0% Gross           6% Gross         12% Gross
   Year         Per Year      (-1.09% Net)       (4.91% Net)      (10.91% Net)    (-1.09% Net)        (4.91% Net)      (10.91% Net)
----------   --------------  --------------  -------------------  ------------    -------------     ---------------    ------------
     1           $  1,794       $250,750          $250,818         $  250,888        $     0           $      0         $        0
     2           $  3,660       $251,490          $251,676         $  251,871        $     0           $      0         $      121
     3           $  5,600       $252,366          $252,723         $  253,114        $   811           $  1,168         $    1,558
     4           $  7,618       $253,231          $253,822         $  254,492        $ 1,871           $  2,461         $    3,131
     5           $  9,717       $254,087          $254,974         $  256,020        $ 2,921           $  3,807         $    4,853
     6           $ 11,900       $255,350          $256,612         $  258,158        $ 4,378           $  5,640         $    7,186
     7           $ 14,170       $256,596          $258,328         $  260,526        $ 5,818           $  7,550         $    9,748
     8           $ 16,530       $257,824          $260,123         $  263,147        $ 7,241           $  9,540         $   12,564
     9           $ 18,986       $259,032          $261,999         $  266,047        $ 8,643           $ 11,611         $   15,658
    10           $ 21,539       $260,217          $263,959         $  269,254        $10,023           $ 13,764         $   19,060
    15           $ 35,922       $266,090          $275,475         $  291,598        $16,090           $ 25,475         $   41,598
    20           $ 53,422       $270,971          $289,340         $  328,222        $20,971           $ 39,340         $   78,222
    25           $ 74,713       $274,071          $305,211         $  387,679        $24,071           $ 55,211         $  137,679
    30           $100,616       $274,645          $322,656         $  484,329        $24,645           $ 72,656         $  234,329
    35           $132,132       $272,044          $341,202         $  642,379        $22,044           $ 91,202         $  392,379
    40           $170,476       $264,038          $358,409         $  904,033        $14,038           $108,409         $  650,383
    45           $217,127       $      0(2)       $370,362(2)      $1,369,764        $     0(2)        $120,362(2)      $1,070,128

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 45, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 63, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.



                                       T7

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                        TYPE B (VARIABLE) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING MAXIMUM CHARGES

                                          Death Benefit (1)                               Surrender Value (1)
                            -------------------------------------------    -------------------------------------------
                               Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
             Premiums                Annual Investment Return of                   Annual Investment Return of
End Of     Accumulated      -------------------------------------------    -------------------------------------------
Policy    at 4% Interest      0% Gross       6% Gross       12% Gross        0% Gross       6% Gross     12% Gross
 Year        Per Year       (-1.29% Net)    (4.71% Net)    (10.71% Net)    (-1.29% Net)    (4.71% Net)  (10.71% Net)
------    --------------    ------------    -----------    ------------    ------------    -----------  ------------
     1       $  1,794         $250,389        $250,444       $250,499          $    0        $     0       $     0
     2       $  3,660         $250,752        $250,885       $251,027          $    0        $     0       $     0
     3       $  5,600         $251,199        $251,440       $251,707          $    0        $     0       $   152
     4       $  7,618         $251,608        $251,988       $252,426          $  247        $   627       $ 1,065
     5       $  9,717         $251,977        $252,526       $253,184          $  810        $ 1,359       $ 2,018
     6       $ 11,900         $252,716        $253,476       $254,424          $1,744        $ 2,504       $ 3,452
     7       $ 14,170         $253,401        $254,425       $255,748          $2,624        $ 3,647       $ 4,971
     8       $ 16,530         $254,031        $255,370       $257,165          $3,448        $ 4,787       $ 6,581
     9       $ 18,986         $254,600        $256,306       $258,677          $4,211        $ 5,917       $ 8,288
    10       $ 21,539         $255,105        $257,228       $260,292          $4,911        $ 7,033       $10,097
    15       $ 35,922         $256,478        $261,351       $270,046          $6,478        $11,351       $20,046
    20       $ 53,422         $255,155        $263,547       $282,839          $5,155        $13,547       $32,839
    25       $ 74,713         $      0(2)     $260,987       $298,000          $    0(2)     $10,987       $48,000
    30       $100,616         $      0        $      0(2)    $312,991          $    0        $     0(2)    $62,991
    35       $132,132         $      0        $      0       $320,460          $    0        $     0       $70,460
    40       $170,476         $      0        $      0       $304,017          $    0        $     0       $54,017
    45       $217,127         $      0        $      0       $      0(2)       $    0        $     0       $     0(2)

--------------
(1) Assumes no Contract Loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 25, unless an additional premium payment was made.
     Based on a gross return of 6%, the Contract would go into default in policy year 30, unless an additional premium payment was made.
     Based on a gross return of 12%, the Contract would go into default in policy year 45, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T8

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                   TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                               Death Benefit (1)                                 Surrender Value (1)
                                -------------------------------------------    -------------------------------------------
                                    Assuming Hypothetical Gross (and Net)        Assuming Hypothetical Gross (and Net)
                 Premiums               Annual Investment Return of                    Annual Investment Return of
  End Of       Accumulated      -------------------------------------------    -------------------------------------------
  Policy      at 4% Interest      0% Gross       6% Gross        12% Gross       0% Gross       6% Gross       12% Gross
   Year          Per Year       (-1.09% Net)    (4.91% Net)    (10.91% Net)    (-1.09% Net)    (4.91% Net)    (10.91% Net)
----------    --------------    ------------    -----------    ------------    ------------    -----------    ------------
     1           $  1,794         $251,725        $251,725      $  251,725        $     0       $      0        $        0
     2           $  3,660         $253,450        $253,450      $  253,450        $     0       $      0        $      120
     3           $  5,600         $255,175        $255,175      $  255,175        $   807       $  1,165        $    1,556
     4           $  7,618         $256,900        $256,900      $  256,900        $ 1,865       $  2,456        $    3,126
     5           $  9,717         $258,625        $258,625      $  258,625        $ 2,913       $  3,800        $    4,846
     6           $ 11,900         $260,350        $260,350      $  260,350        $ 4,367       $  5,629        $    7,176
     7           $ 14,170         $262,075        $262,075      $  262,075        $ 5,804       $  7,536        $    9,736
     8           $ 16,530         $263,800        $263,800      $  263,800        $ 7,222       $  9,522        $   12,549
     9           $ 18,986         $265,525        $265,525      $  265,525        $ 8,619       $ 11,589        $   15,642
    10           $ 21,539         $267,250        $267,250      $  267,250        $ 9,994       $ 13,739        $   19,042
    15           $ 35,922         $275,875        $275,875      $  275,875        $16,024       $ 25,432        $   41,615
    20           $ 53,422         $284,500        $284,500      $  284,500        $20,821       $ 39,302        $   78,522
    25           $ 74,713         $293,125        $293,125      $  293,125        $23,707       $ 55,292        $  139,370
    30           $100,616         $301,750        $301,750      $  415,384        $23,757       $ 73,197        $  240,106
    35           $132,132         $310,375        $310,375      $  623,532        $19,990       $ 92,990        $  404,891
    40           $170,476         $319,000        $319,000      $  935,399        $ 9,208       $113,235        $  672,949
    45           $217,127         $      0(2)     $327,625(2)   $1,417,028        $     0(2)    $131,745(2)     $1,107,054

---------------
(1) Assumes no Contract Loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 43, unless an additional premium payment was made.
    Based on a gross return of 6%, the Contract would go into default in policy year 65, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                      T9

                 PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                          CASH VALUE ACCUMULATION TEST
                    TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                        MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING MAXIMUM CHARGES


                                              Death Benefit (1)                                           Surrender Value (1)
                             -------------------------------------------------   ---------------------------------------------------
                                    Assuming Hypothetical Gross (and Net)                      Assuming Hypothetical Gross (and Net)
                Premiums                Annual Investment Return of                                  Annual Investment Return of
  End Of      Accumulated    -------------------------------------------------   ---------------------------------------------------
  Policy    at 4% Interest     0% Gross         6% Gross         12% Gross         0% Gross         6% Gross             12% Gross
   Year        Per Year      (-1.29% Net)      (4.71% Net)      (10.71% Net)     (-1.29% Net)      (4.71% Net)          (10.71% Net)
---------   --------------  --------------   --------------     --------------   -------------    -------------       --------------
     1          $  1,794        $251,725          $251,725        $251,725          $    0            $     0             $     0
     2          $  3,660        $253,450          $253,450        $253,450          $    0            $     0             $     0
     3          $  5,600        $255,175          $255,175        $255,175          $    0            $     0             $   140
     4          $  7,618        $256,900          $256,900        $256,900          $  225            $   605             $ 1,042
     5          $  9,717        $258,625          $258,625        $258,625          $  776            $ 1,323             $ 1,981
     6          $ 11,900        $260,350          $260,350        $260,350          $1,693            $ 2,450             $ 3,396
     7          $ 14,170        $262,075          $262,075        $262,075          $2,552            $ 3,572             $ 4,892
     8          $ 16,530        $263,800          $263,800        $263,800          $3,351            $ 4,684             $ 6,475
     9          $ 18,986        $265,525          $265,525        $265,525          $4,085            $ 5,783             $ 8,149
    10          $ 21,539        $267,250          $267,250        $267,250          $4,749            $ 6,860             $ 9,919
    15          $ 35,922        $275,875          $275,875        $275,875          $6,008            $10,847             $19,565
    20          $ 53,422        $284,500          $284,500        $284,500          $3,952            $12,271             $31,843
    25          $ 74,713        $      0(2)       $293,125        $293,125          $    0(2)         $ 7,794             $46,338
    30          $100,616        $      0          $      0(2)     $301,750          $    0            $     0(2)          $60,874
    35          $132,132        $      0          $      0        $310,375          $    0            $     0             $68,605
    40          $170,476        $      0          $      0        $319,000          $    0            $     0             $50,532
    45          $217,127        $      0          $      0        $      0(2)       $    0            $     0             $     0(2)

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 24, unless an additional premium payment was made.
        Based on a gross return of 6%, the Contract would go into default in policy year 28, unless an additional premium payment was made.
        Based on a gross return of 12%, the Contract would go into default in policy year 44, unless an additional premium payment was made.

    The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                      T10

Contract Loans

You may borrow from Pruco Life of New Jersey an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of
(1) 90% of the portion of the cash value attributable to the variable investment options, and (2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $500.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. See Lapse and Reinstatement, page 27. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract in-force, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See Tax Treatment of Contract Benefits, page 33.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option and the fixed-rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 33.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured's age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own qualified tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

        o you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract,

        o the Contract's death benefit will be income tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

     Contracts Not Classified as Modified Endowment Contracts.

        o If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

        o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

        o Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

        o Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life of New Jersey would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

    Modified Endowment Contracts.

        o The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life of New Jersey representative if you are contemplating any of these steps.

        o If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

        o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

        o All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Withholding. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

Other General Contract Provisions

Assignment. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life of New Jersey's consent. Pruco Life of New Jersey assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

Beneficiary. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

Incontestability. We will not contest the Contract after it has been in-force during the insured's lifetime for two years from the issue date except when any change is made in the Contract that requires Pruco Life of New Jersey's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life of New Jersey will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

Settlement Options. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life of New Jersey will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

Substitution of Series Fund Shares

Although Pruco Life of New Jersey believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Series Fund may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life of New Jersey may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

Reports to Contract Owners

Once each year, Pruco Life of New Jersey will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Series Fund showing the financial condition of the portfolios and the investments held in each portfolio.

Sale of the Contract and Sales Commissions

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Commissionable Target Premium is generally equal to what the Target Premium would be for a Type A Contract if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Commissionable Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Commissionable Target Premium will generally be less than the Target Premium. See Premiums, page 18.

Generally, representatives will receive a commission of no more than: (1) 50% of the premiums received in the first year on premiums up to the Commissionable Target Premium; (2) 4% of premiums received in years two through 10 on premiums up to the Commissionable Target Premium; and (3) 2% on premiums received in the first 10 years in excess of the Commissionable Target Premium. If the basic insurance amount is increased, representatives will generally receive a commission of no more than: (1) 50% of the premiums received up to the Commissionable Target Premium for the increase received in the first year; (2) 4% of the premiums received up to the Commissionable Target Premium for years two through 10; and (3) 2% on other premiums received for the increase. Moreover, trail commissions of up to 0.0625% of the Contract Fund as of the end of each calendar quarter may be paid. Representatives with less than four years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

State Regulation

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Experts

The financial statements of Pruco Life of New Jersey as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Account as of December 31, 1999 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Nancy D. Davis, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

Litigation and Regulatory Proceedings

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

In particular, Pruco Life of New Jersey and Prudential have been subject to substantial regulatory actions and civil litigation involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including Pruco Life of New Jersey, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls and a series of fines, and are in the process of distributing final remediation relief to eligible class members. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. The bulk of such appeals were resolved in 1999, and the balance is expected to be addressed in 2000. As of January 31, 2000, Prudential and/or Pruco Life of New Jersey remained a party to two putative class actions and approximately 158 individual actions relating to permanent life insurance policies issued in the United States between 1982 and 1995. Additional suits may be filed by individuals who opted out of the settlements. While the approval of the class action settlement is now final, Prudential and Pruco Life of New Jersey remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to their sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

Prudential has indemnified Pruco Life of New Jersey for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

In 1999, 1998, 1997 and 1996, Prudential recorded provision in its Consolidated Statements of Operations of $100 million, $1,150 million, $2,030 million and $1,125 million, respectively, to provide for estimated remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.

Additional Information

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life of New Jersey. Its address and telephone number are set forth on the inside front cover of this prospectus.

Financial Statements

The financial statements of the Account should be distinguished from the financial statements of Pruco Life of New Jersey, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

                            DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past five years, are shown below.

                     DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR., Chairman and Director - President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; 1995 to 1997: President, Prudential Select.

IRA J. KLEINMAN, Director - Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group.

ESTHER H. MILNES, President and Director - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

I. EDWARD PRICE, Vice Chairman and Director - Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; 1995 to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group.

                        OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, Treasurer - Vice President and Treasurer, Prudential since 1995.

JAMES C. DROZANOWSKI, Senior Vice President - Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; 1996 to 1998: Vice President and Operations Executive, Prudential Individual Insurance Group; 1995 to 1996: President, Credit Card Division, Chase Manhattan Bank.

THOMAS F. HIGGINS, Senior Vice President - Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; 1995 to 1998:
Principal, Mutual Fund Operations, The Vanguard Group.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department since 1995.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996; prior to 1996: Vice President and Assistant Actuary, Prudential Corporate Risk Management.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer - Vice President and IFS Controller, Enterprise Financial Management, Prudential since 2000; 1999 to 2000: Vice President and Individual Life Controller, Enterprise Financial Management, Prudential; 1997 to 1999: Vice President, Accounting, Enterprise Financial Management; 1995 to 1997: Vice President, Accounting, External Financial Reporting.

The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life of New Jersey directors and officers are elected annually.

PruLife Custom Premier
Variable Universal Life
Insurance

PruLife Custom Premier Variable Universal Life is issued by Pruco Life Insurance Company of New Jersey, 213 Washington Street, Newark, NJ 07102-2992 and offered through Pruco Securities Corporation, 751 Broad Street, Newark, NJ 07102-3777, both subsidiaries of The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102-3777.


[LOGO OF PRUDENTIAL APPEARS HERE]


Pruco Life Insurance Company of New Jersey
213 Washington Street, Newark, NJ 07102-2992
Telephone 800 778-2255


VUL-2NJ ED.2/01

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company of New Jersey represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to the incurred, and the risks assumed by the Pruco Life Insurance Company of New Jersey.

                  UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state or organization of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in
Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is filed as Exhibit 1.A.(6)(c) to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:
-------------------------------------------------------------------------

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of  54  pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:

     None.

The following exhibits:
-----------------------

  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-B-2:

     A.  (1)  (a)  Resolution of Board of Directors of Pruco Life Insurance
                   Company of New Jersey establishing the Pruco Life of New Jersey Variable Appreciable Account. (Note 4)
              (b) Amendment of Separate Account Resolution.  (Note 9)
         (2)  Not Applicable.
         (3)  Distributing Contracts:
              (a) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company of New Jersey. (Note 4)
              (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 6)
              (c)  Schedules of Sales Commissions.  (Note 1)
         (4)  Not Applicable.
         (5)  Variable Universal Life Insurance Contract.  (Note 1)
         (6) (a) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983. (Note 4)
              (b) Certificate of Amendment of the Articles of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998. (Note 5)
              (c) By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 6)
         (7)  Not Applicable.
         (8)  Not Applicable.
         (9)  Not Applicable.
         (10) (a) New Jersey Application Form for Variable Universal Life Insurance Contract. (Note 6)
              (b) Supplement to the Application for Variable Universal Life Insurance Contract. (Note 6)
         (11) Not Applicable.

         (12) Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 9)
         (13) Available Contract Riders and Endorsements.
              (a)  Rider for Insured's Accidental Death Benefit (Note 1)
              (b)  Rider for Insured's Total Disability Benefit (Note 1)
              (c) Rider for Level Term Insurance Benefit on Dependent Children (Note 1)

              (d) Rider for Level Term Insurance Benefit on Dependent Children-From Conversions (Note 1)
              (e)  Endorsement providing Type C Death Benefit Provisions (Note
                   1)

  2. See Exhibit 1.A.(5).

  3. Opinion and Consent of Clifford E. Kirsch, Esq., as to the legality of the securities being registered. (Note 9)

  4. None.

  5. Not Applicable.

  6. Opinion and Consent of Nancy D. Davis, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 9)

  7. Powers of Attorney.
     (a)  Ira J. Kleinman, Esther H. Milnes, I. Edward Price  (Note 2)
     (b)  James J. Avery, Jr.  (Note 3)
     (c)  David R. Odenath, Jr. (Note 7)
     (d)  William J. Eckert, IV  (Note 8)

(Note 1)  Filed herewith.
(Note 2) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.
(Note 3)  Incorporated by reference to Post-Effective Amendment No. 10 to
          Form S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 4) Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 5) Incorporated by reference to Post-Effective Amendment No. 12 for Form S-1, Registration No. 33-20018, filed on April 19, 1999 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 6) Incorporated by reference to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 7) Incorporated by reference to Post-Effective Amendment No. 13 to Form S-1, Registration No. 33-20018, filed on April 12, 2000 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 8) Incorporated by reference to Form S-6, Registration No. 333-85117, filed on October 13, 2000 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 9)  To be filed by Pre-Effective Amendment.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 3rd day of November, 2000.

(Seal)                     Pruco Life of New Jersey Variable Appreciable Account
                                                (Registrant)
                             By:  Pruco Life Insurance Company of New Jersey
                                                 (Depositor)

Attest:  /s/ Thomas C. Castano               By: /s/ Esther H. Milnes
         ----------------------                  ------------------------
         Thomas C. Castano                       Esther H. Milnes
         Assistant Secretary                     President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 3rd day of November, 2000.

        Signature and Title
        -------------------

/s/ *
-------------------------------
Esther H. Milnes
President and Director


/s/ *
-------------------------------
William J. Eckert, IV
Vice President and Chief Accounting Officer


/s/ *
-------------------------------
James J. Avery, Jr.
Director


/s/ *                                           *By: /s/ * Thomas C. Castano
-------------------------------                      ------------------------
Ira J. Kleinman                                      Thomas C. Castano
Director                                             (Attorney-in-Fact)


/s/ *
-------------------------------
David R. Odenath, Jr.
Director


/s/ *
-------------------------------
I. Edward Price
Director

                                 EXHIBIT INDEX

 1.A.(3)(c)     Schedule of Sales Commission

    1.A.(5)     Variable Universal Life Insurance Contract

1.A.(13)(a)     Rider for Insured's Accidental Death Benefit

1.A.(13)(b)     Rider for Insured's Total Disability Benefit

1.A.(13)(c)     Rider for Level Term Insurance Benefit on Dependent Children

1.A.(13)(d)     Rider for Level Term Insurance Benefit on Dependent Children-
                From Conversions

1.A.(13)(e)     Endorsement providing Type C Death Benefit Provisions